EXHIBIT 12.1

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

PERKINELMER, INC. AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
(Unaudited)

	Fiscal Year Ended
	December 31, 2017	January 1, 2017	January 3, 2016	December 28, 2014	December 29, 2013
	(In thousands, except for ratio)
Fixed charges:
Interest expense and amortization of debt premiums and discounts on all indebtedness	$41,142	$38,616	$35,010	$33,097	$44,066
Interest on rental expense	10,800	10,400	10,480	10,560	10,080
Total fixed charges	51,942	49,016	45,490	43,657	54,146
Earnings:
Income from continuing operations before income taxes	296,718	244,068	208,807	123,868	116,681
Earnings available to cover fixed charges	$348,660	$293,084	$254,297	$167,525	$170,827
Ratio of earnings to fixed charges	6.7	6.0	5.6	3.8	3.2
Deficiency in earnings required to cover fixed charges	$—	$—	$—	$—	$—